Exhibit 3.1

AMENDMENT TO SECTION 4.02(a) OF THE THIRD AMENDED AND RESTATED BYLAWS OF THE COMPANY
As amended, Section 4.02(a) of the Third Amended and Restated Bylaws of the Company reads as follows:
4.02. Number and Qualifications.
(a) The number of directors which shall constitute the whole Board of Directors, which shall not be less than three, shall be determined from time to time by a resolution adopted by a majority of the Board of Directors; provided that no decrease in the number of directors which would have the effect of shortening the term of an incumbent director may be made by the Board of Directors. Each director shall hold office for the term for which such director is elected, and until such director’s successor shall have been elected and qualified or until such director’s earlier death, resignation or removal.